Exhibit 99.1

VISIONSYS AI INC

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: VSA)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “Meeting”) of VisionSys AI Inc (the “Company”) will be held on November 13, 2025, at 12:00 p.m. ET, at 2 Hammarskjold Plaza, Room 10B, 2nd Avenue, New York, NY 10017, for the following purposes:

(i)

As an ordinary resolution, to approve that every 50 issued and unissued Class A ordinary shares of a par value of US$0.00002 each, every 50 issued and unissued Class B ordinary shares of a par value of US$0.00002 each, and every 50 shares of a par value of US$0.00002 each of such class or classes (however designated) as the board of directors (the “Board” or “Board of Directors”) may determine in accordance with Article 8 of the currently effective amended and restated articles of association of the Company (the “Articles of Association”) in the share capital of the Company be consolidated into 1 Class A ordinary share of a par value of US$0.001, 1 Class B ordinary share of a par value of US$0.001, and 1 ordinary share a par value of US$0.001 as the Board may determine in accordance with Article 8 of the Articles of Association, respectively (the “Share Consolidation”) so that immediately following the Share Consolidation, the authorized share capital will become:

US$1,000,000 divided into 1,000,000,000 shares comprising of (i) 860,000,000 Class A ordinary shares of a par value of US$0.001 each, (ii) 40,000,000 Class B ordinary shares of a par value of US$0.001 each and (iii) 100,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with Article 8 of the Articles of Association;

(ii)

Subject to the approval of Proposal 1, as an ordinary resolution, to approve that the authorized share capital of the Company be increased to US$10,000,000 by the creation of an additional 9,000,000,000 Class A ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing Class A ordinary shares (the “Increase of Authorized Share Capital”) so that immediately following the Increase of Authorized Share Capital, the authorized share capital will become:

US$10,000,000 divided into 10,000,000,000 shares comprising of (i) 9,860,000,000 Class A ordinary shares of a par value of US$0.001 each, (ii) 40,000,000 Class B ordinary shares of a par value of US$0.001 each and (iii) 100,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with Article 8 of the Articles of Association;

(iii)

Subject to the approval of Proposal 1 and 2, as a special resolution, to authorize Class A ordinary shares and Class B ordinary shares, as adjusted following the approval of Proposal 1 and 2, each with a par value of US$0.001 of the Company to have the following rights and privileges (the “Allocation of Voting Rights and Conversion Rights”), in addition to those set forth in the Articles of Association, and to authorize the amendment of the Articles of Association:

(a)	in respect of all matters subject to vote at general meetings of the Company, each holder of Class B ordinary shares shall be entitled to one hundred (100) votes per one Class B ordinary share;

(b)	each Class A ordinary share shall be convertible into one Class B ordinary share at any time after issuance, at the option of the holder and subject to Board approval; and

(c)	the Articles of Association be amended to reflect the foregoing allocation of voting rights and conversion rights and Conyers Trust Company (Cayman) Limited be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the amendments to the Articles of Association and the matters approved herein;

(iv)

As an ordinary resolution, to ratify the determinations of the Board of Directors, as set forth in the board resolutions passed on September 24, 2025 (the “Board Resolutions”), which is attached as Annex A, to dispense with the issuance of share certificates and to issue scripless shares, together with other determinations and resolutions implementing the transition to scripless shares approved by the Board of Directors and recorded in the Board Resolutions (the “Transition to Scripless Shares”). To the extent that this proposal is inconsistent with the provisions contained in the Articles of Association, the contents herein shall prevail and be deemed to amend and supersede the corresponding provisions of the Articles of Association by being attached thereto.

(v)	to transact any other business as may properly come before the meeting.

The Board of Directors has fixed the close of business on October 14, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

The notice of the Extraordinary General Meeting, this proxy statement, and the proxy card will be first sent or made available to shareholders on or about October 24, 2025.

By Order of the Board of Directors,

/s/ Heng Wang
Heng Wang
Chief Executive Officer, Director

October 22, 2025

VISIONSYS AI INC

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

November 13, 2025

12:00 p.m. ET

NOTICE TO SHAREHOLDERS

The board of directors (the “Board”) of VisionSys AI Inc (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on November 13, 2025, at 12:00 p.m., ET, at 2 Hammarskjold Plaza, Room 10B, 2nd Avenue, New York, NY 10017 or any adjournment thereof.

Only holders of the Class A ordinary shares and Class B ordinary shares, each with a par value of US$0.00002 (the “Class A Ordinary Shares” and “Class B Ordinary Shares”, together, the “Ordinary Shares”) of the Company on record at the close of business on October 14, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. As of October 14, 2025, 11,226,750,300 of our Class A Ordinary Shares and 360,302,950 of our Class B Ordinary Shares were issued and outstanding. As of October 14, 2025, approximately 1,983,880,750 of our Class A Ordinary Shares were represented by American Depositary Shares (“ADSs”). The shareholders entitled to vote and present throughout the meeting in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than an aggregate of fifty percent (50%) of all votes attaching to all shares of the Company in issue and entitled to vote shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to ten (10) votes in respect of each Class B Ordinary Share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, the following resolutions will be proposed:

(i)	an ordinary resolution to approve the Share Consolidation;

(ii)	an ordinary resolution to approve the Increase of Authorized Share Capital;

(iii)	an ordinary resolution to approve Allocation of Voting Rights and Conversion Rights; and
(iv)	an ordinary resolution to ratify the Transition to Scripless Shares.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

VOTING AND SOLICITATION

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Extraordinary General Meeting, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at the Extraordinary General Meeting. At the Extraordinary General Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll. Except as required by applicable law and subject to the terms and conditions of the currently effective amended and restated memorandum and articles of association of the Company (the “Articles of Association”), the holders of Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on all matters submitted to a vote at the Extraordinary General Meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

VOTING BY HOLDERS OF ORDINARY SHARES

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Extraordinary General Meeting in person, or by completing, dating, signing and returning the enclosed form of proxy to the attention of Sherry Feng, 2 Hammarskjold Plaza, Room 10B, 2nd Avenue, New York, NY 10017, the Secretary of the Company, and must arrive no later than the time for holding the Extraordinary General Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Extraordinary General Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Extraordinary General Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present. Abstentions and broker non-votes will have no effect on the proposals.

Please refer to this proxy statement for information related to the proposals.

VOTING BY HOLDERS OF AMERICAN DEPOSITARY SHARES

Holders of the ADSs who are ADS holders as of 5:00 p.m. (New York City time) on October 14, 2025 (the record date for ADS holders) are entitled to exercise their voting rights for the underlying Class A Ordinary Shares represented by their ADSs through Citibank, N.A., the depositary of the Company’s ADSs, and should give voting instructions to Citibank, N.A. accordingly.

Citibank, N.A., has advised us that it intends to distribute to ADS holders of record this proxy statement, the accompanying notice of Extraordinary General Meeting and an ADS voting instruction card. If you are a beneficial owner of ADSs registered in the name of a brokerage firm, bank or other financial institution, that organization will provide you with the voting instructions rather than Citibank. Upon timely receipt of a duly completed ADS voting instruction card from an ADS holder prior to 10:00 a.m. (New York City time) on November 10, 2025, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of Class A Ordinary Shares represented by such ADSs in accordance with the instructions set forth in the ADS voting instruction card.

If Citibank, N.A. does not receive the ADS voting instructions from an ADS holder on or before the date set forth in the ADS voting instruction card, such ADS holders, under the terms of the deposit agreement, dated as of April 2, 2014 (as amended), by and among the Company, Citibank, N.A. and all holders and beneficial owners from time to time of the ADSs issued thereunder, will be deemed to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the amount of Class A Ordinary Shares represented by such ADSs unless the Company informs Citibank, N.A. that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected.

If the enclosed voting instruction card is signed but the voting instructions fail to specify the manner in which to vote, Citibank, N.A. will vote in favor of the items set forth in the voting instructions.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our Shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our Cayman Islands registered office, Conyers Dill & Pearman, you are a “Shareholder of record” who may vote at the Meeting, and we are sending these proxy materials directly to you. As the Shareholder of record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the Shareholder of record for purposes of voting at the Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the Shareholder of record, you may not vote these shares in person at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Meeting.

How do I vote?

If you were a Shareholder of record of the Company’s Ordinary Shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. Each Class A Ordinary Share that you own in your name entitles you to one vote, and each Class B Ordinary Share that you own in your name entitles you to ten (10) votes in each case, on the applicable proposals.

(1) You may submit your proxy by mail. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to this Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

●	as you instruct, and

●	according to the best judgment of the proxies if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

●	FOR the approval of the Share Consolidation;

●	FOR the approval of the Increase of Authorized Share Capital;

● ●	FOR the approval of the Allocation of Voting Rights and Conversion Rights; FOR the ratification of the Transition to Scripless Shares;

●	According to the best judgment of your proxy if a proposal comes up for a vote at the Meeting that is not on the proxy card.

(2) You may vote in person at the Meeting. We will pass out written ballots to any Shareholder of record who wants to vote at the Meeting.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card, then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

●	sending a written notice to the Secretary of the Company at the Company’s executive offices, if you hold our Ordinary Shares, or to Citibank, N.A. if you hold ADSs representing our Class A Ordinary Shares, stating that you would like to revoke your proxy of a particular date;

●	signing another proxy card with a later date and returning it to the Secretary, if you hold our Ordinary Shares, or to Citibank, N.A. if you hold ADSs representing our Class A Ordinary, before the polls close at this Meeting; or

●	attending this Meeting and voting in person, if you hold our Ordinary Shares.

What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the Shareholder desires to vote on a proposal will be voted in favor of each director and proposal presented to the Shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote in person at this Meeting.

How many votes are required to approve the Share Consolidation?

The ordinary resolution to approve the Share Consolidation requires the affirmative vote of a simple majority of the votes cast at the Meeting by the holders of Shares entitled to vote.

How many votes are required to approve the Increase of Authorized Share Capital?

The ordinary resolution to approve the Increase of Authorized Share Capital requires the affirmative vote of a simple majority of the votes cast at the Meeting by the holders of Shares entitled to vote.

How many votes are required to approve the Allocation of Voting Rights and Conversion Rights?

The ordinary resolution to approve the Allocation of Voting Rights and Conversion Rights requires the affirmative vote of a simple majority of the votes cast at the Meeting by the holders of Shares entitled to vote.

How many votes are required to ratify the Company’s Transition to Scripless Shares?

The ordinary resolution to ratify the Transition to Scripless Shares requires the affirmative vote of a simple majority of the votes cast at the Meeting by the holders of Shares entitled to vote.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying Shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact the Company via email info@visionsysai.com, or by sending a letter to the offices of the Company at 2 Hammarskjold Plaza, Room 10B, 2nd Avenue, New York, NY 10017 with any questions about proposals described in this proxy statement or how to execute your vote.

PROPOSAL NO. 1

APPROVAL OF THE SHARE CONSOLIDATION

General

The Board has proposed to the shareholders to approve by an ordinary resolution that every 50 issued and unissued Class A ordinary shares of a par value of US$0.00002 each, every 50 issued and unissued Class B ordinary shares of a par value of US$0.00002 each, and every 50 shares of a par value of US$0.00002 each of such class or classes (however designated) as the Board may determine in accordance with Article 8 of the Articles of Association in the share capital of the Company be consolidated into 1 Class A ordinary share of a par value of US$0.001, 1 Class B ordinary share of a par value of US$0.001, and 1 ordinary share a par value of US$0.001 as the Board may determine in accordance with Article 8 of the Articles of Association, respectively (the “Share Consolidation”) so that immediately following the Share Consolidation, the authorized share capital will become:

US$1,000,000 divided into 1,000,000,000 shares comprising of (i) 860,000,000 Class A ordinary shares of a par value of US$0.001 each, (ii) 40,000,000 Class B ordinary shares of a par value of US$0.001 each and (iii) 100,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with Article 8 of the Articles of Association.

Vote Required

Proposal 1 will be approved if a simple majority of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board of Directors unanimously recommends a vote to approve and adopt the Proposal 1 unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.

PROPOSAL NO. 2

APPROVAL OF THE INCREASE OF AUTHORIZED SHARE CAPITAL

General

The Board has proposed to the shareholders to approve by an ordinary resolution, subject to the approval of Proposal 1, that the authorized share capital of the Company be increased to US$10,000,000 by the creation of an additional 9,000,000,000 Class A ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the Class A ordinary shares as adjusted following the approval of the Proposal 1 (the “Increase of Authorized Share Capital”) so that immediately following the Increase of Authorized Share Capital, the authorized share capital of the Company will become:

US$10,000,000 divided into 10,000,000,000 shares comprising of (i) 9,860,000,000 Class A ordinary shares of a par value of US$0.001 each, (ii) 40,000,000 Class B ordinary shares of a par value of US$0.001 each and (iii) 100,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with Article 8 of the Articles of Association;

Vote Required

Proposal 2 will be approved if a simple majority of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board of Directors unanimously recommends a vote to approve the Proposal 2 unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.

PROPOSAL NO. 3

APPROVAL OF ALLOCATION OF VOTING RIGHTS AND CONVERSION RIGHTS

General

The Board has proposed to the shareholders to approve by a special resolution, subject to the approval of Proposal 1 and 2, to authorize Class A ordinary shares and Class B ordinary shares, as adjusted following the approval of Proposal 1 and 2, each with a par value of US$0.001 of the Company to have the following rights and privileges (the “Allocation of Voting Rights and Conversion Rights”), in addition to those set forth in the Articles of Association, and to authorize the amendment of the Articles of Association:

(i)     in respect of all matters subject to vote at general meetings of the Company, each holder of Class B ordinary shares shall be entitled to one hundred (100) votes per one Class B ordinary share; and

(ii)      each Class A ordinary share shall be convertible into one Class B ordinary share at any time after issuance, at the option of the holder and subject to Board approval; and

(iii)     the Articles of Association be amended to reflect the foregoing allocation of voting rights and conversion rights and Conyers Trust Company (Cayman) Limited be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the amendments to the Articles of Association and the matters approved herein;

Vote Required

Proposal 3 will be approved if a majority of not less than two-thirds of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board of Directors unanimously recommends a vote to approve the Proposal 3 unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.

PROPOSAL NO. 4

RATIFICATION OF TRANSITION TO SCRIPLESS SHARES

General

The Board had considered the proposal to dispense with the issuance of share certificates and to implement the issuance of scripless shares, and each Director had noted the various commercial benefits that the Company would obtain in connection therewith.

The Board passed resolutions on September 24, 2025 (the “Board Resolutions”), attached hereto as Annex A, to dispense with the issuance of share certificates and to issue scripless shares, together with other determinations and resolutions recorded in the Board Resolutions.

The Board has proposed that the shareholders ratify and confirm, by ordinary resolution, the determinations of the Board of Directors as set forth in the Board Resolutions to dispense with the issuance of share certificates and to issue scripless shares, together with other determinations and resolutions implementing the transition to scripless shares approved by the Board of Directors and recorded in the Board Resolutions (the “Transition to Scripless Shares”). To the extent that this proposal is inconsistent with the provisions contained in the Articles of Association, the contents herein shall prevail and be deemed to amend and supersede the corresponding provisions of the Articles of Association by being attached thereto.

Vote Required

Proposal 4 will be approved if a simple majority of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board of Directors unanimously recommends a vote to approve and adopt the Proposal 4 unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

October 22, 2025	/s/ Heng Wang
Heng Wang
Chief Executive Officer, Director

Annex A

VisionSys AI Inc

(the “Company”)

UNANIMOUS WRITTEN RESOLUTIONS OF THE DIRECTORS

The undersigned, being all of the directors of the Company (the “Directors” or the “Board”), an exempted company incorporated under the laws of the Cayman Islands, pursuant to the Company's currently effective amended and restated articles of association (the “Articles”), HEREBY CONSENT to the following actions and adopt the resolutions set out below:

1.	DISCLOSURE OF INTEREST

IT IS NOTED THAT by signing these resolutions, each of the Directors makes a general disclosure of any personal interest, direct or indirect, in the matters contemplated by these resolutions which he/she is required to disclose in accordance with the Articles or in accordance with applicable law or otherwise or which might disqualify him/her from approving these resolutions and, accordingly, each such Director may vote and act on the matters referred to herein.

2.	PROPOSAL TO DISPENSE WITH SHARE CERTIFICATES

2.1.	IT IS NOTED THAT:

(a)	under the Articles, the Directors may from time to time issue shares of the Company in certificated form or non-certificated form;

(b)	due to certain operational and administrative issues, the management of the Company proposes to dispense with issuing share certificates for operational and administrative efficiency and to issue uncertificated shares following the passing of these resolutions (such uncertificated shares, “Scripless Shares”);

(c)	notwithstanding the proposal to dispense with the issuance of share certificates following the passing of these resolutions, the Company’s Register of Members shall be prima facie evidence of title to the Company’s shares in respect of each registered holder thereof; and

(d)	notwithstanding that share certificates will not be issued from the date of passing of these resolutions, any existing shareholder of the Company that currently holds a share certificate and is entitled to a share certificate under the Articles may request the same from the Company and the Company shall arrange for the revised certificate to be issued to such shareholder subject to and in accordance with the provisions of the Articles.

2.2.	IT IS NOTED THAT, the Directors have considered the determination to dispense with the issuance of share certificates and the issuance of Scripless Shares, and each Director notes the various commercial benefits which would be obtained by the Company in connection therewith.

2.3.	IT IS RESOLVED THAT:

(a)	the determination to dispense with the issuance of share certificates and the issuance of Scripless Shares is in the best interests of the Company and its shareholders;

(b)	no existing shareholder’s shareholding in the Company nor its rights as a shareholder under the Articles shall be adversely affected or altered in any way by the determination to dispense with the issuance of share certificates and the Company shall cause the name of each shareholder and relevant particulars to be entered onto the Register of Members in accordance with the Companies Act (Revised) and applicable securities laws;

(c)	the determination to dispense with the issuance of share certificates and the issuance of Scripless Shares be and is hereby approved in all respects with immediate effect;

(d)	[any existing shareholder of the Company that currently holds a share certificate and is entitled to a share certificate under the Articles may request the same from the Company and the Company shall arrange for the revised certificate to be issued to such shareholder subject to and in accordance with the provisions of the Articles;]

(e)	the determination to dispense with the issuance of share certificates and the issuance of Scripless Shares be submitted to the Company’s shareholders for ratification and confirmation at the next available interval;

(f)	Conyers Trust Company (Cayman) Limited be, and hereby is, authorised to make all such updates to the books and records of the Company as may be required or appropriate to reflect the determination to dispense with the issuance of share certificates and the issuance of Scripless Shares; and

(g)	any Director or officer of the Company, acting singly, be and is hereby authorised for and on behalf of the Company to take such actions and execute such documentation as may be necessary in order to effect the determination to dispense with the issuance of share certificates and the issuance of Scripless Shares with any service provider to the Company.

3.	GENERAL AUTHORISATION

IT IS RESOLVED THAT, in connection with the actions contemplated by the foregoing resolutions, any Director or officer of the Company be, in the name and on behalf of the Company, and is hereby authorised to do such further acts and things as such person shall deem necessary or appropriate in connection with, or to carry out the actions contemplated by, the foregoing resolutions, including to do and perform (or cause to be done and performed), in the name and on behalf of the Company, all such acts and to make, execute, deliver, issue or file (or cause to be made, executed, delivered, issued or filed) with any person including any governmental authority or agency, all such agreements, documents, instruments, certificates, consents and waivers, and all amendments to any such agreements, documents, instruments, certificates, consents and waivers, and to pay, or cause to be paid, all such payments, as any of them may deem necessary or advisable to carry out the intent of the foregoing resolutions, the authority for the taking of any such action and the execution and delivery of such of the foregoing to be conclusively evidenced thereby.

4.	RATIFICATION OF PRIOR ACTIONS

IT IS RESOLVED THAT any and all actions of the Company, or of any Director or officer of the Company, taken in connection with the actions contemplated by the foregoing resolutions prior to the execution hereof be ratified, confirmed, approved and adopted in all respects as fully as if such action(s) had been presented for approval to, and approved by, all the Directors prior to such action(s) being taken.

5.	COUNTERPARTS

IT IS RESOLVED THAT these resolutions may be executed in counterpart and each counterpart shall be deemed to be an original and which counterparts when taken together shall constitute one and the same instrument. Delivery of a counterpart of these resolutions by e-mail attachment (PDF file or similar format) or telecopy shall be an effective mode of delivery. These resolutions are effective from the date of the last signature below.

[Signature page follows]

IN WITNESS WHEREOF, each of the undersigned has executed these resolutions, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the name below.

/s/ Shaoyun Han	September 24, 2025
Shaoyun Han	Dated

/s/ Heng Wang	September 24, 2025
Heng Wang	Dated

/s/ Linjing Xu	September 24, 2025
Linjing Xu	Dated

/s/ Zhe Sun	September 24, 2025
Zhe Sun	Dated

/s/ He Huang	September 24, 2025
He Huang	Dated

A-4